Exhibit 99.1

OptumInsight and Change Healthcare Combine to Advance a More Modern,

Information and Technology-Enabled Health Care Platform

Accelerates work to improve outcomes and experiences and lower the cost of health care

EDEN PRAIRIE, Minn. and NASHVILLE, Tenn. (January 6, 2021) – Optum, a diversified health services company and part of UnitedHealth Group (NYSE: UNH), and Change Healthcare (NASDAQ: CHNG), a health care technology leader, have agreed to combine. Change Healthcare will join with OptumInsight to provide software and data analytics, technology-enabled services and research, advisory and revenue cycle management offerings to help make health care work better for everyone.

This combination unites two technology and service companies focused on serving health care. Their combined capabilities will more effectively connect and simplify core clinical, administrative and payment processes - resulting in better health outcomes and experiences for everyone, at lower cost. Change Healthcare brings key technologies, connections and advanced clinical decision, administrative and financial support capabilities, enabling better workflow and transactional connectivity across the health care system. Optum brings modern analytics, comprehensive clinical expertise, innovative technologies and extensive experience in improving operational and clinical performance.

“Together we will help streamline and inform the vital clinical, administrative and payment processes on which health care providers and payers depend to serve patients,” said Andrew Witty, President of UnitedHealth Group and CEO of Optum. “We’re thrilled to welcome Change Healthcare’s highly skilled team to create a better future for health care.”

“This opportunity is about advancing connectivity and accelerating innovations and efficiencies essential to a simpler, more intelligent and adaptive health system. We share with Optum a common mission and values and importantly, a sense of urgency to provide our customers and those they serve with the more robust capacities this union makes possible,” said Neil de Crescenzo, President and CEO of Change Healthcare. Upon closing, Mr. de Crescenzo will serve as OptumInsight’s chief executive officer, leading the combined organization.

Some of the key opportunities to enhance the health care system include:

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The combined company will help clinicians make the most informed and clinically advanced patient care decisions, more quickly and easily. Change Healthcare brings widely adopted technology for integrating evidence-based clinical criteria directly into the clinician’s workflow, while Optum’s clinical analytics expertise and Individual Health Record can strengthen the evidence base needed to deliver effective clinical decision support at the point of care. This can ensure appropriate sites of care and consistently achieve the best possible health, quality and cost outcomes.

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Complexities across the health system result in significant levels of administrative waste. The combined company will be well positioned to make health care simpler, more efficient and more effective. A key opportunity is to enhance with insights drawn from billions of claims transactions using Change Healthcare’s intelligent health care network, combined with Optum’s advanced data analytics. This will support significantly faster, more informed and accurate services and processing.

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Change Healthcare’s payment capacities combined with Optum’s highly automated payment network will simplify financial interactions among care providers, payers and consumers and accelerate the movement to a more modern, real-time and transparent payment system. This will ensure physicians get paid more quickly, accurately and reliably, and provide consumers the same simplicity and convenience managing their health care finances they experience with other transactions. Change Healthcare brings deep patient communication capabilities, engaging more than 200 million unique individuals each year. Integrating these engagements with people’s health financial benefits will make it simpler for consumers and enhance alignment with incentive programs which reward healthy behaviors.

“Change Healthcare has made significant progress executing its strategic objectives, including advancing innovation, accelerating growth and improving the effectiveness of the U.S. health system,” said Howard Lance, Chairman of the Board of Directors of Change Healthcare. “We are delighted to have in Optum a partner that shares a common vision of creating a better future for health care for the people and communities we serve and see this combination as in the best interests of all of our stakeholders.”

The agreement calls for the acquisition of Change Healthcare’s common stock for $25.75 per share in cash and is expected to close in the second half of 2021, subject to Change Healthcare shareholders’ approval, regulatory approvals and other customary closing conditions. Private equity funds affiliated with The Blackstone Group, which own approximately 20% of the common stock of Change Healthcare, have agreed to vote the shares they control in favor of the combination.

The acquisition is expected to be accretive to UnitedHealth Group’s net and adjusted earnings per share by approximately $0.20 and $0.50 respectively in 2022, advancing strongly in subsequent years, inclusive of investments to accelerate technology, system and product integration and development activities to more quickly deliver the value of this combination to all health care system stakeholders. Adjusted earnings exclude from net earnings only the after-tax non-cash amortization expense pertaining to acquisition-related intangible assets.

About Optum

Optum is a leading information and technology-enabled health services business dedicated to helping make the health system work better for everyone. With more than 190,000 people worldwide, Optum delivers intelligent, integrated solutions that help to modernize the health system and improve overall population health. Optum is part of UnitedHealth Group (NYSE: UNH). For more information, visit www.Optum.com.

About Change Healthcare

Change Healthcare (NASDAQ: CHNG) is a leading independent healthcare technology company, focused on accelerating the transformation of the healthcare system through the power of the Change Healthcare Platform. We provide data and analytics-driven solutions to improve clinical, financial, administrative, and patient engagement outcomes in the U.S. healthcare system. Learn more at www.changehealthcare.com.

Contacts:

Media:	Media:
Gwen Holliday	Katherine Wojtecki
202-549-3429	630-624-9142
gwen.m.holliday@Optum.com	Katherine.Wojtecki@changehealthcare.com

Investors:	Investors:
Brett Manderfeld	Evan Smith, CFA
952-936-7216	404-338-2225
brett_manderfeld@uhg.com	Evan.Smith@changehealthcare.com

Additional Information and Where to Find It

The proposed transaction will be submitted to the stockholders of CHNG for their consideration. This communication may be deemed to be solicitation material in connection with the proposed transaction. UNH and CHNG intend to file materials relevant to the proposed transaction with the SEC, including CHNG’s proxy statement on Schedule 14A. This communication is not a substitute for the proxy statement or any other documents that CHNG may send to its stockholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISIONS, CHNG’s STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROXY STATEMENT FOR THE PROPOSED TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Copies of the proxy statement and other relevant materials, when filed, will be available free of charge on the SEC’s web site at http://www.sec.gov or on CHNG’s website at ir.changehealthcare.com.

Non-GAAP Financial Information

This press release presents non-GAAP financial information provided as a complement to the results provided in accordance with accounting principles generally accepted in the United States of America (“GAAP”). A reconciliation of the non-GAAP financial information to the most directly comparable GAAP financial measure is included with the above earnings per share disclosure.

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain statements, estimates, projections or guidance that constitute “forward-looking statements” as defined under U.S. federal securities laws about the proposed transaction. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “project,” “should,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. These statements are based on current plans, estimates and expectations that are subject to risks and uncertainties. We caution that actual results could differ materially from expected results, depending on the outcome of certain factors, including (i) the failure to satisfy the conditions to the completion of the proposed transaction, including approval of the proposed transaction by CHNG’s stockholders and the receipt of regulatory approvals on the terms expected or on the anticipated schedules; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (iii) there may be a material adverse change regarding CHNG or its business; (iv) the failure to complete or receive the anticipated benefits from the proposed transaction, including due to the failure to successfully integrate the businesses and technologies; (v) revenues following the proposed transaction may be lower than expected; (vi) operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected; (vii) the retention of certain key employees at CHNG; (viii) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; (ix) risks related to diverting management attention from ongoing business operations; (x) the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; (xi) the outcome of any legal proceedings that may be instituted against UNH or CHNG related to the proposed transaction; (xii) there may be changes in economic conditions, financial markets, interest rates, political conditions or changes in federal or state laws or regulations; (xiii) there may be changes in the market price of CHNG’s common stock; (xiv) risks associated with public health crises, large-scale medical emergencies and pandemics, such as the COVID-19 pandemic; and (xv) the other factors relating to UNH and CHNG discussed in “Risk Factors” in their respective Annual Reports on Form 10-K for the most recently ended fiscal year and in their other filings with the Securities Exchange Commission (SEC), which are available at http://www.sec.gov. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with many of these factors. Neither UNH nor CHNG assumes any obligation to update or revise this communication as a result of new information, future events or otherwise, except as otherwise required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Participants in Solicitation

Change Healthcare and its directors and executive officers, and UnitedHealth Group and its directors and executive officers, are deemed to be participants in the solicitation of proxies from stockholders of Change Healthcare in connection with the proposed merger. Information about Change Healthcare’s directors and executive officers and their ownership of Change Healthcare’s common stock can be found in its Annual Report on Form 10-K for the year ended March 31, 2020 filed with the SEC on June 4, 2020, in its Definitive Proxy Statement for its 2020 Annual Meeting of Stockholders filed with the SEC on July 16, 2020 and on Change Healthcare’s website at www.changehealthcare.com. Information about UnitedHealth Group’s directors and executive officers can be found in its Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 14, 2020, in its Definitive Proxy Statement for its 2020 Annual Meeting of Stockholders filed with the SEC on April 17, 2020 and on UnitedHealth Group’s website at http://www.unitedhealthgroup.com. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement and other materials to be filed with the SEC in connection with proposed merger when they become available.

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